SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             OPTIMAL ROBOTICS CORP.
                                (Name of Issuer)

                       CLASS "A" SHARES WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                    68388R208
                                 (CUSIP Number)

                                  Henry M. Karp
                                4700 de la Savane
                                    Suite 101
                                Montreal, Quebec
                                 H4P 1T7 CANADA
                                 (514) 738-8885

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                               Guy P. Lander, Esq.
                       Davies Ward Phillips & Vineberg LLP
                         625 Madison Avenue, 12th Floor
                            New York, New York 10022
                                 (212) 308-8866

                                 August 7, 2002
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box |_|.



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


CUSIP No.  68388R208                   13D                     Page 2 of 5 Pages

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   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Henry M. Karp
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|
                                                                         (b) |_|
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   3   SEC USE ONLY
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   4   SOURCE OF FUNDS
       PF
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                     |_|
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Canadian Citizen
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 NUMBER OF             7    SOLE VOTING POWER                    - 797,500(1) -
  SHARES           -------------------------------------------------------------
BENEFICIALLY           8    SHARED VOTING POWER                           - 0 -
   OWNED           -------------------------------------------------------------
  BY EACH              9    SOLE DISPOSITIVE POWER               - 797,500(1) -
 REPORTING         -------------------------------------------------------------
PERSON WITH           10    SHARED DISPOSITIVE POWER                      - 0 -
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       -  797,500(1)  -
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.07%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       IN
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(1)   Mr. Karp also owns unvested options to purchase an additional 132,500
      Class "A" shares (defined in Item 1 hereof as the Company's "common shares"). None of these options vest within the next 60 days.

Item 1. Security and Issuer.

      This statement on Schedule 13D is being filed with respect to Class "A" shares without par value (the "common shares") of Optimal Robotics Corp., a corporation organized and existing under the laws of Canada (the "Company"). The Company has its principal executive office at 4700 de la Savane, Montreal, Quebec H4P 1T7 Canada.

Item 2. Identity and Background.

      (a), (b), (c) and (f) Henry M. Karp, the reporting person, is a director and the President and Chief Operating Officer of Optimal Robotics Corp. These positions constitute his principal occupation. His business address is 4700 de la Savane, Montreal, Quebec H4P 1T7 Canada, which is the Company's business address. Mr. Karp is a Canadian citizen.

      (d) and (e) During the last five years, Mr. Karp has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which found any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      If and when Mr. Karp exercises the options through which he owns his beneficial interest in the Company, the source of the aggregate exercise price will be personal funds.

Item 4. Purpose of Transaction.

      On March 2, 2002, the Company's Board of Directors conditionally granted Mr. Karp options to purchase 325,000 common shares, subject to the approval by Company's shareholders and regulatory authorities of an increase in the number of shares issuable under the Company's option plan. The option plan amendment was approved by shareholders on June 20, 2002 and on August 7, 2002, the Quebec Securities Commission granted a prospectus exemption for the additional shares. The options have a strike price of $13.86 per share, vested immediately and expire on March 2, 2012. Mr. Karp had no "purpose" for the acquisition, which was part of an award by the Company's Board of Directors to all directors and a number of the Company's officers.

Item 5. Interest in Securities of the Issuer.

      (a) and (b) As of the date hereof, Mr. Karp may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Act, of 797,500 common shares. Such amount is comprised entirely of common shares issuable upon the exercise by Mr. Karp of vested options to purchase common shares. (No additional options will vest within the next 60 days.) Mr. Karp has sole voting and sole dispositive power over all of the aforementioned shares. Based on 14,936,235 common shares currently outstanding, Mr. Karp may be deemed to beneficially own 5.07% of the Company's outstanding common shares.

      Mr. Karp also owns unvested options to purchase an additional 132,500 common shares. None of these options will vest within the next 60 days.

      (c) To the extent that the shareholder approval or Quebec Securities Commission approval described in Item 4 are deemed to have resulted in a "transaction in the common shares" (by virtue of satisfying the conditions for the option grant), these events are the only transactions of Mr. Karp with respect to the common shares during the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Mr. Karp has no such contract, arrangement, understanding or relationship with any other person. The issuance of all common shares issuable upon the exercise of Mr. Karp's options are governed by the Company's stock option plan.

Item 7. Material to be Filed as Exhibits: None.


                            [Signature Page is Next]


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


                                   SIGNATURES

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   August 19, 2002
         Montreal, Quebec Canada



                                            /s/ Henry M. Karp
                                            ----------------------------------
                                            Henry M. Karp


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